# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NFiniTi inc., CIK 0001544400
CUSIP: 02871P205
Title of class of securities: Common Stock, $.001 Par Value
Address of issuer's principal executive offices: 80 W. LIBERTY STREET, SUITE 880, RENO, Nevada (NV), 89501
Date of event which requires filing of this statement: 07/15/2025
Filed by CIK 0002075034
Persons authorized to receive notices and communications: NFiniTi inc., 80 W. LIBERTY STREET, SUITE 880, RENO, Nevada (NV), 89501, 778-372-9794

## Reporting persons
- Travis Winczura (CIK 0002075034): type of reporting person: individual (IN); citizenship or place of organization: British Columbia Canada (A1); source of funds: personal funds (PF); sole voting power 9,517,381,000; shared voting power 0; sole dispositive power 9,517,381,000; shared dispositive power 0; aggregate amount beneficially owned 9,517,381,000 (60.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $.001 Par Value
Name of issuer: NFiniTi inc.
Address of issuer's principal executive offices: 80 W. LIBERTY STREET, SUITE 880, RENO, Nevada (NV), 89501
Comment: This statement relates to shares of the common stock, par value $.001 per share, of NFiniTi inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 80 W. Liberty Street, Reno, Nevada 89501.

## Item 2. Identity and Background
Name of person filing: This Statement is filed by Travis Winczura
Residence or business address: Mr. Winczura's address is 101 - 1918 York Ave., Vancouver, BC V6J 1E3, Canada.
Present principal occupation or employment: Mr. Winczura's present principal occupation or employment is
Criminal convictions in the last five years: During the last five years, Mr. Winczura has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Winczura has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
Citizenship: Mr. Winczura is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On February 10, 2025, NFiniTi entered into a Share Exchange Agreement (the "Share Exchange Agreement"), by and among NFiniTi, Artisan Beverages, Inc., a Delaware corporation ("Artisan Beverages"), and the holders of common shares of Artisan Beverages. The holders of the common stock of Artisan Beverages consisted of one stockholder, Summit Consumer Products Inc. Summit Consumer Products has 106 stockholders. The agreements and transactions pursuant to the Share Exchange Agreement were consummated on February 13, 2025. Mr. Winczura is a shareholder of Summit Consumer Products.

Under the terms and conditions of the Share Exchange Agreement, the Company offered and sold 15,788,578,500 shares of common stock in consideration for all the issued and outstanding shares in Artisan Beverages. Prior to consummation of the Share Exchange Agreement, Summit Consumer Products, was Artisan Beverages's sole stockholder, then being the beneficial holder of 100 shares of common stock, or 100%, of the issued and outstanding shares of Artisan Beverages. The offer and sale of the 15,788,578,500 shares issued to Artisan Beverages under the Share Exchange Agreement represented 99.2% of the issued and outstanding shares of common stock of the Company. Summit Consumer Products has 106 shareholders, six of whom are now beneficial holders of 5% or more of the issued and outstanding common stock of the Company.

Immediately prior to consummation of the Share Exchange Agreement, NFiniTi's Articles of Incorporation authorized only 450,000,000 shares of common stock, and 120,000,000 shares of common stock were already issued and outstanding, leaving 330,000,000 shares authorized to issue to Summit Consumer Products, which is an insufficient number of share of common stock to complete the issuance of all 15,788,578,500 shares of common stock in consideration for all the issued and outstanding shares in Artisan Beverages. The balance of shares of common stock outstanding and due to be issued to Summit Consumer Products under the Share Exchange Agreement is 15,458,578,500 (330,000,000 shares have already been issued).

Giving effect the 1-for-500 reverse stock split disclosed in this Information Statement on Schedule 14C, as amended, under the terms and conditions of the Share Exchange Agreement, NFiniTi will issue 30,917,157 shares to Summit Consumer Products (instead of 15,458,578,500).

On, ________________, 2025, Mr. Winczura purchased the 9,517,381,000 shares of common stock of the Issuer for $____ per share, for aggregate proceeds of $__________, in a private transaction with Tactical Funds Ltd., a British Columbia corporation ("Tactical"). Brain Johnston, the President and Chief Executive Officer of the Issuer is also the President of Tactical.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Winczura acquired the shares of shares of common stock of the Issuer, as described in Item 3 herein, for investment purposes.

Depending upon then prevailing market conditions, other investment opportunities available to Mr. Winczura, the availability of shares of common stock at prices that would make the purchase of additional shares of common stock desirable and other investment considerations, Mr. Winczura may endeavor to increase his position in the Issuer through, among other things, the purchase of shares of common stock on the open market if the Issuer's common stock is traded in the future, or in private transactions or otherwise, on such terms and at such times as Mr. Winczura may deem advisable. Mr. Winczura reserves the right to dispose of any or all of his shares of common stock in the open market, if such market is created in the future, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

Mr. Winczura intends to review his investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

Mr. Winczura does not have any present plan or proposal which would relate to or result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Mr. Winczura may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5. The following sentence is based on 15,908,578,500 shares of common stock outstanding in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on June 23, 2025. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 15,908,578,500 shares of common stock, which constitutes approximately 8.1% of the outstanding shares of common stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in this paragraph (c), to the best knowledge of the Reporting Persons, none of the Item 2 Persons have effected any transactions in the shares of common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the knowledge of Mr. Winczura, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between herself and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Travis Winczura: /s/ Travis Winczura, Travis Winczura (07/16/2025)